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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. _____)*


                           YOCREAM INTERNATIONAL, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                    986001105
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                                 (CUSIP Number)

         TIMOTHY FRANZEN, 104 MACDOUGAL ST. APT. 10, NEW YORK, NY 10012.
                              TEL: (212) 253-6658
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                    6/14/2000
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             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. |_|

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 986001105                                            PAGE 2 OF 6 PAGES

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   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      TIMOTHY FRANZEN
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   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
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   3  SEC USE ONLY

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   4  SOURCE OF FUNDS

      PF
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   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) OR 2(e)                                                 [ ]

--------------------------------------------------------------------------------
   6  CITIZENSHIP OR PLACE OF ORGANIZATION

      UNITED STATES OF AMERICA
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     NUMBER OF        7   SOLE VOTING POWER

       SHARES             128,300 SHARES
                      ----------------------------------------------------------
    BENEFICIALLY      8   SHARED VOTING POWER

      OWNED BY            0
                      ----------------------------------------------------------
        EACH          9   SOLE DISPOSITIVE POWER

     REPORTING            128,300 SHARES
                      ----------------------------------------------------------
       PERSON         10  SHARED DISPOSITIVE POWER

        WITH              0
--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      128,300 SHARES
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  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                           [ ]
--------------------------------------------------------------------------------
  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

      5.6%
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  14  TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                                       2


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CUSIP No. 986001105                                                  Page 3 of 6


ITEM 1.  SECURITY AND ISSUER.

         The securities that are the subject of this statement consist of common stock of Yocream International, Inc. (the "Issuer"). The name and the address of the principal executive offices of the Issuer are as follows:

         Yocream International, Inc.
         5858 NE 87th Avenue
         Portland, OR  97220

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      This statement is filed on behalf of Timothy Franzen.

         (b)      The address of Mr. Franzen is:

                  104 MacDougal St., Apt. 10
                  New York, NY  10012

         (c)      Private Investor.

         (d) Mr. Franzen has not, during the last five (5) years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Mr. Franzen was not, during the last five (5) years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Mr. Franzen is a United States citizen.


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CUSIP No. 986001105                                                  Page 4 of 6


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) Personal funds of Mr. Franzen have been used to acquire his current holdings of 128,300 shares of common stock of the Issuer in various transactions since 6/5/2000 for a total consideration of approximately $496,890.

         (b) No borrowed funds were used to acquire the subject securities.

ITEM 4.  PURPOSE OF TRANSACTION.

         Timothy Franzen purchased 128,300 shares of the Issuer's common stock in various transactions since 6/5/2000. Such acquisitions were made for investment purposes in the ordinary course of personal investment. He does not have plans or proposals that relate to (i) any extraordinary corporate transaction, (ii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries, (iii) any change in the present Board of Directors or management of the Issuer, (iv) any material change in the present capitalization or dividend policy of the Issuer, (v) any other material change in the Issuer's business or corporate structure, (vi) any changes in the Issuer's charter, bylaws or instruments or instruments corresponding thereto, or other actions which may impede the acquisition of control of the Issuer by any person, (vii) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association,
(viii) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or (ix) any other material changes to the operation, management, structure or financial condition of the Issuer. He intends to continue to conduct investment activities related to the securities of the Issuer in the ordinary course of personal investment.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

         (a) Mr. Franzen owns 128,300 shares of common stock of the Issuer, which equals approximately 5.6% of the total 2,283,393 outstanding shares of common stock of the Issuer.

         (b) With respect to all shares of common stock of the Issuer held by Mr. Franzen, he has the sole voting power and the sole disposition power.

         (c) Timothy Franzen acquired an aggregate of 128,300 shares of common stock of the Issuer in a number of transactions as described below:

           Trade Date           # of shares             Price per share ($)
           ----------           -----------             -------------------
           6/5/00               2,000                   3 13/16
           6/5/00               1,500                   4
           6/5/00               500                     4
           6/6/00               2,000                   3 7/8
           6/6/00               1,000                   3 7/8
           6/6/00               1,000                   3 15/16
           6/6/00               100                     3 15/16


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CUSIP No. 986001105                                                  Page 5 of 6


           6/6/00               3,000                   4
           6/6/00               100                     4
           6/6/00               3,000                   4 1/16
           6/7/00               5,000                   3 5/8
           6/7/00               5,000                   3 3/4
           6/7/00               2,500                   3 5/8
           6/7/00               7,500                   3 5/8
           6/7/00               20,000                  3 5/8
           6/8/00               2,000                   3 5/8
           6/8/00               20,000                  3 5/8
           6/8/00               10,000                  3 5/8
           6/8/00               5,000                   3 5/8
           6/9/00               5,000                   3 5/8
           6/9/00               5,000                   3 5/8
           6/9/00               5,000                   3 5/8
           6/14/00              1,000                   3 11/16
           6/14/00              1,000                   3 11/16
           6/14/00              500                     3 23/32
           6/14/00              3,000                   3 3/4
           6/14/00              100                     3 3/4
           6/14/00              2,500                   3 5/8
           6/14/00              5,000                   3 5/8
           6/19/00              3,000                   3 5/8
           6/20/00              6,000                   3 3/4

         All of the transactions described above were effected through a registered broker-dealer in New York City, New York.

         (d) Not applicable

         (e) Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Franzen is not a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Mr. Franzen is not a party to any transaction for which any document is required to be attached to this Statement as an exhibit.


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CUSIP No. 986001105                                                  Page 6 of 6


SIGNATURE.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Dated:     6/22/00                      /s/ TIMOTHY FRANZEN
       --------------                   ----------------------------------------
                                            Timothy Franzen


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